FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of May 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Proposals for Amendments to Articles of Incorporation

2.	Nomura Announces Changes in Executive Officers

3.	Nomura Announcement on Stock Options (Stock Acquisition Rights)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 15, 2007	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

News Release

Nomura Announces Proposals for Amendments to Articles of Incorporation

Tokyo, May 15, 2007—Nomura Holdings, Inc. (“the Company”) today announced that, at a Board of Directors Meeting held earlier today, it was decided to place the following proposals for amendments to the Company’s Articles of Incorporation on the agenda for the 103rd Ordinary General Meeting of Shareholders to be held on June 27, 2007.

1. Reason for amendments to Articles of Incorporation

Article 2 (Purpose) of the Articles of Incorporation will be amended to reflect the reorganization of the Securities and Exchange Law (1948 Law No.25) into the Financial Instruments and Exchange Law and the change from Securities business, Business of investment trust management, Investment advisory business and Businesses of discretionary investment agreements to Financial Instruments Business in accordance with the law for amending the Securities and Exchange Law and other financial laws (2006 Law No.65) and the law for abolishing and amending the related laws to implement the law for amending the Securities and Exchange Law and other financial laws (2006 Law No.66)

In addition, the date of enforcement for the law for amending the Securities and Exchange Law and other financial laws (2006 Law No.65) and the law for abolishing and amending the related laws to implement the law for amending the Securities and Exchange Law and other financial laws (2006 Law No.66) is not yet finalized, but is planned for September 2007. The proposed amendment to the Articles of Incorporation will take effect on the day of enforcement of the laws.

2. Proposed Amendment to the Articles of Incorporation

(amendment underlined)

Current	As Amended

Article 2. (Purpose)

1. The purpose of the Company shall be, by means of holding shares, to control and manage the business activities of domestic companies which engage in the following businesses and the business activities of foreign companies which engage in the businesses equivalent to the following businesses:

(1) Securities business prescribed in the Securities and Exchange Law;

(2) Business of investment trust management prescribed in the Law Concerning Investment Trusts and Investment Corporations, and investment advisory business and businesses of discretionary investment agreements prescribed in the Law Concerning Regulation, etc. of Investment Advisory Business Relating to Securities;

(3) Banking business prescribed in the Banking Law and trust business prescribed in the Trust Business Law; and

(4) Any other financial services and any business incidental or related to such financial services.

2. The Company may conduct any other business incidental to businesses described in paragraph 1 of this Article.

Article 2. (Purpose)

1. The purpose of the Company shall be, by means of holding shares, to control and manage the business activities of domestic companies which engage in the following businesses and the business activities of foreign companies which engage in the businesses equivalent to the following businesses:

(1) Financial instruments business prescribed in the Financial Instruments and Exchange Law;

(Deleted)

(2) Banking business prescribed in the Banking Law and trust business prescribed in the Trust Business Law; and

(3) Any other financial services and any business incidental or related to such financial services.

2. The Company may conduct any other business incidental to businesses described in paragraph 1 of this Article.

3. Schedule

Ordinary General Meeting of Shareholders Effective date of Amendment

June 27, 2007 (planned)

Enforcement date of The law for amending the Securities and Exchange Law and other financial laws (2006 Law No.65) and The law for abolishing and amending the related laws to implement the law for amending the Securities and Exchange Law and other financial laws (2006 Law No.66)

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591

Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, over 150 branches in Japan, and an international network in 30 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

News Release

Nomura Announces Changes in Executive Officers

Tokyo, May 15, 2007— Nomura Holdings, Inc. (NHI) today announced the following management changes.

A. Changes in NHI Directors and Executive Officers (effective June 27, 2007)

Directors

Retiring

Nobuyuki Shigemune

(to be appointed Advisor, Nomura Securities Co., Ltd.)

Newly Appointed

Masanori Itatani

Executive Officers

Retiring

Masanori Itatani, Executive Managing Director

Promoted

Hideyuki Takahashi, Executive Managing Director

(currently Senior Managing Director)

B. Appointment of Head of Internal Audit (effective June 27, 2007)

Hideyuki Takahashi, Executive Managing Director

(currently Head of Regional Management, Americas)

C. Appointment of Head of Regional Management, Americas (effective June 27, 2007)

Shigesuke Kashiwagi, Senior Managing Director

(currently Co-Head, Regional Management of Americas)

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278- 0591

Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, over 150 branches in Japan, and an international network in 30 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

News Release

Nomura Announcement on Stock Options (Stock Acquisition Rights)

Tokyo, May 15, 2007—Nomura Holdings, Inc. (“the Company”) today announced that at a Board of Directors Meeting held earlier today it was decided to make a proposal to the Ordinary General Meeting of Shareholders that in accordance with provisions of Articles 236, 238, and 239 of the Corporation Law, upon the issuance of stock acquisition rights under stock option to executives (directors, executive officers, corporate auditors), and employees of subsidiaries of the Company, the Ordinary General Meeting of Shareholders approve the arrangement whereby the determination of solicitation plan will be delegated to the Board of Directors of the Company.

1.	Outline of stock acquisition rights to be issued as stock options to executives and employees of subsidiaries

Two types of stock acquisition rights (“Stock Acquisition Rights”) are to be issued.

Stock Option A Plan

The “value of assets to be financed upon the exercise of stock acquisition rights” at the time of issuance shall be determined based on the market price of the common stock of the Company, and therefore qualify as stock acquisition rights under the tax system of Japan.

Stock Option B Plan

The “value of assets to be financed upon the exercise of stock acquisition rights” at the time of issuance shall be one (1) yen per share.

The Stock Option B Plan will have the same economic effect as restricted stocks. Accordingly, the exercise price will be one yen and a non-exercise period of two (2) years form the determination of solicitation plan has been set. Grantees who leave the company before the start of the exercise period will, in principle, forfeit their right to the stock acquisition rights. These stock options will be granted in lieu of a portion of cash compensation, making for a quasi-deferred payment to link compensation to the Company’s stock price. This will be an effective means to retain talented personnel over the medium- to long-term and link a portion of compensation to the Company’s stock price. If the Company’s stock price rises, grantees’ compensation will also increase, thereby making it possible to align interests with shareholders. The use of stock acquisition rights as stock options is commonplace in Europe and the United States. If this system is not used, cash payments for compensation will increase.

Stock Options for Executives and Employees of the Company

Stock options (Plan A and Plan B) granted to executives (directors, and executive officers) of the Company are deemed under the Corporation Law to be remuneration for duties performed, and the granting of these stock options is not classified as being under “especially favorable conditions” as prescribed in Article 238-3-1 of the Corporation Law. Accordingly, this has not been put up for resolution at the Ordinary General Meeting of Shareholders. As the Company is organized under the Committee System, stock options are granted to executives on an individual basis by the Compensation Committee, which comprises a majority of outside directors, taking into account a balance between equity-linked compensation related to levels of consolidated net income and ROE and basic salary and annual bonus in accordance with the Policy regarding Decisions on Individual Compensation for Directors and Executive Officers set out by the Compensation Committee. Stock options for employees of the Company are granted on an individual basis following various considerations. Decisions made by the Compensation Committee and executive officers regarding stock options are reported to the Board of Directors.

In addition, in line with the aforementioned Policy, 990 Stock Option A Plans and 2,584 Stock Option B Plans have been issued to executives and employees of the Company during the 103rd term.

2.	Reasons why it is necessary to solicit persons to subscribe for acquisition rights under especially favorable conditions

By linking a portion of compensation for executives and employees of subsidiaries of the Company, interests can be aligned with shareholders and a common incentive to improve performance across Nomura Group can be created for executives and employees working in different divisions and geographic regions. Accordingly, the two types of stock acquisition rights, Stock Option A Plan and Stock Option B Plan, are being issued to executives and employees of subsidiaries of the Company to retain talented personnel and improve business performance. Issuance will be determined by executive officers of the Company following appropriate deliberation by the Compensation Committees of each subsidiary of the Company regarding profit levels of the subsidiary and the contribution and compensation levels of executives and employees.

When the Company issues stock acquisition rights to executives and employees of subsidiaries of the Company whereby the payment of moneys will not be required to be paid-in, a proposal will be submitted to the Ordinary General Meeting of Shareholders to approve the arrangement under especially favorable conditions as labor is not provided directly to the Company.

3.	Maximum number of stock acquisition rights that can be issued through solicitation plan authorized by resolution at the Ordinary General Meeting of Shareholders

By resolution at the Ordinary General Meeting of Shareholders, the maximum aggregate number of stock acquisition rights that can be issued in Stock Option A Plan and Stock Option B Plan is 175,000.

In addition, the maximum aggregate number of shares of common stock of the Company that can be issued through exercise of the stock acquisition rights for Stock Option A Plan and Stock Option B Plan is a combined total of 17,500,000 (0.89% of outstanding shares). The breakdown for Stock Option A Plan and Stock Option B Plan is as outlined below.

3.1	Maximum number of stock acquisition rights for Stock Option A Plan

Maximum number of stock acquisition rights

A maximum of 25,000 stock acquisition rights has been set.

In addition, the maximum number of shares of the Company’s common stock to be issued upon exercise if the stock acquisition rights is 2,500,000. However, in accordance with 5 (1) (i) below, should an adjustment be made to the number of stocks granted, the final number will be the adjusted number of stocks granted in relation to the stock acquisition rights multiplied by the maximum number of stock acquisition rights above.

(Reason)

A maximum of 25,000 stock acquisition rights for Stock Option A Plan was authorized for last fiscal year and a total of 18,320 stock acquisition rights had been issued as of April 31, 2007. The Company proposes to once again authorize a maximum of 25,000 stock acquisition rights in order to use as incentives for executives and employees of subsidiaries of the Company.

3.2	Maximum number of stock acquisition rights for Stock Option B Plan

Maximum number of stock acquisition rights

A maximum of 150,000 stock acquisition rights has been set.

In addition, the maximum number of shares of the Company’s common stock to be issued upon exercise if the stock acquisition rights is 15,000,000. However, in accordance with 5 (2) (i) below, should an adjustment be made to the number of stocks granted, the final number will be the adjusted number of stocks granted in relation to the stock acquisition rights multiplied by the maximum number of stock acquisition rights above.

(Reason)

A maximum of 75,000 stock acquisition rights for Stock Option B Plan was authorized for last fiscal year and a total of 47,139 stock acquisition rights had been issued as of April 31, 2007.

Stock Option B Plan is effective in controlling payments of cash compensation and is becoming established within the Group as a means to retain talented personnel principally in international operations over the medium- to long-term as equity-linked compensation is commonplace outside Japan. To gain global competitiveness, the Company needs to enhance its international strategy and will make effective use of Stock Option B Plan while providing a common incentive plan for the Group aimed at talented personnel of new overseas subsidiaries added to the Group.

This will allow the Company to maintain an appropriate balance between cash compensation and equity-linked compensation in order to prevent compensation for talented personnel in international operations from being excessively weighted towards cash compensation. Accordingly, the Company proposes to increase the limit as outlined above after taking into consideration the ratio in terms of outstanding shares.

Further, in regards to stock acquisition rights exercised during the 103rd term, treasury stocks were issued in lieu of issuing new shares.

*  As of March 31, 2007, Nomura Holdings has 57,730,371 shares as treasury stock.

4.	Payment of moneys shall not be required for Stock Acquisition Rights.

5.	Contents of Stock Acquisition Rights

(1) Contents of Stock Acquisition Rights under Stock Option A Plan

(i) Number of Shares under Stock Acquisition Rights

The number of shares under a Stock Acquisition Right (the “Number of Shares Granted under a Stock Acquisition Right”) shall be 100 shares of common stock of the Company.

If the shares are split (including allocation without charge of common stock of the Company; the same shall apply hereinafter) or consolidated after the allotment of the Stock Acquisition Rights, the number of shares granted under the unexercised stock acquisition rights at the time of the stock-split or stock-consolidation shall be adjusted in accordance with the following formula. Any fraction of less than one (1) share resulting from the adjustment shall be disregarded

Adjusted Number of Shares Granted	=	Number of Shares Granted before Adjustment	×	Ratio of Split or Consolidation

If new shares of common stock are issued or the shares held by the Company are disposed of at a price below the market price of the shares of common stock of the Company (excluding any exercise of stock acquisition rights and any request for the purchase of additional less-than-a-full-unit shares) or the Company issues any securities or stock acquisition rights which are to be converted or to be convertible to the common stock of the Company (including those attached to bonds with stock acquisition rights) and which enable the holders thereof to request the delivery of the common stock of the Company, the Number of Shares Granted under a Stock Acquisition Right shall be adjusted in accordance with the following formula. Any fraction of less than one (1) share shall be disregarded.

Adjusted Number of Shares Granted	=	Number of Shares Granted before Adjustment	×	Exercise Price before Adjustment
Adjusted Exercise Price

Please refer to (ii) for the adjusted exercise price.

In addition to the above, after the allotment of the stock acquisition rights, in the event of a merger of the Company with another company, a company split, a capital reduction of the Company, or any similar event in which an adjustment of the Number of Shares Granted under a Stock Acquisition Rights is required, the Company may appropriately adjust the Number of Shares Granted under a Stock Acquisition Rights to a reasonable extent.

(ii) Value of assets financed upon the exercise of the Stock Acquisition rights, or the method of calculating such value

The value of assets to be financed upon the exercise of the Stock Acquisition rights shall be the amount per share to be issued or transferred by the exercise of the Stock Acquisition Rights (the “Exercise Price”) multiplied by the Number of Shares Granted under a Stock Acquisition Rights. The Exercise Price shall be an amount equal to the product of (i) the higher price of either the average of the daily closing price of the common stock of the Company in regular transactions at the Tokyo Stock Exchange, Inc. during the calendar month immediately prior to the month when the Stock Acquisition Rights (excluding dates on which no trade is made) are allotted or the closing price of the common stock of the Company in regular transactions at the Tokyo Stock Exchange, Inc. on the allotment date (if there is no closing price on the allotment date, the most recent closing price prior to the allotment date shall apply), (ii) multiplied by 1.05. Any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

If the shares are split or consolidated after the allotment of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price	×	1

		before Adjustment		Ratio of Split or Consolidation

If new shares of common stock are issued or the common stock held by the Company is disposed of at a price below the market price of the common stock of the Company (excluding any cases of the exercise of stock acquisition rights and any request for the purchase of additional less-than-a-full-unit shares), the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	×	Number of Outstanding Shares issued	+	Number of Newly Issued Shares × Paid- in Amount per Share

Market Price per Share
Number of (Outstanding + Newly Issued) Shares

If the common stock of the Company held by the Company is disposed of, “Number of Newly Issued Shares” in the formula above shall read “Number of Shares of Common Stock of the Company to be Disposed of,” and “Paid-in Amount per Share” in the formula above shall read “Disposal Value per Share.”

In addition to the above, after the allotment of the stock acquisition rights, in the event of a merger of the Company with another company, a company split, a capital reduction of the Company, or any similar case in which an adjustment of the Exercise Price is required, the Company may appropriately adjust the Exercise Price to a reasonable extent.

(iii) Exercise Period for the Stock Acquisition Rights

The Board of Directors of the Company or an executive officer designated by a resolution of the Board of Directors shall determine the exercise period for the stock acquisition rights within the period from the allotment date of the stock acquisition rights to the seventh anniversary of such allotment date. In principle, the stock acquisition rights may not be exercised for two years subsequent to the determination of the details of the stock acquisition right.

(iv) Matters Concerning Capital and Capital Reserves that will Increase if Shares are Issued by the Exercise of Stock Acquisition Rights

(a) The amount by which the capital will increase if shares are issued by the exercise of the Stock Acquisition rights will be half of the amount of the limit on increase of capital, etc. calculated in accordance with Article 40(1) of the Corporate Calculation Rules, and any fraction of less than one (1) yen as a result of calculation shall be rounded up to the nearest yen.

(b) The amount by which capital reserves will increase if shares are issued by the exercise of the Stock Acquisition rights shall be the amount of the limit on increase of capital, etc. as stated in (a) above less the amount of capital to be increased as prescribed in (a) above.

(v) Restriction on the Acquisition of Stock Acquisition Rights by Transfer

Approval by the Board of Directors shall be required for the acquisition of Stock Acquisition Rights by transfer.

(vi) Events for Acquisition of Stock Acquisition Rights

When the Ordinary General Meeting of Shareholders approves a merger agreement in which the Company is to be the extinguished company or a share exchange agreement or share transfer proposal in which the Company is to become a wholly owned subsidiary, the Company may acquire the stock acquisition rights for no value on a day separately determined by the Board of Directors of the Company or an executive officer designated by resolution of the Board of Directors.

(vii) Any fractions of less than one (1) share out of the shares to be issued or transferred to a person owning the stock acquisition rights who has exercised stock acquisition rights shall be disregarded.

(viii) Other Conditions for the Exercise of the Stock Acquisition Rights

(a)	Partial exercise of the respective stock acquisition rights shall not be possible.

(b) Other conditions for the exercise of the rights shall be determined by the Board of Directors of the Company or an executive officer designated by resolution of the Board of Directors.

(2) Contents of Stock Acquisition Rights under Stock Option B Plan

(i) Number of Shares under the Stock Acquisition Right

The number of shares under a Stock Acquisition Right (the “Number of Shares Granted under a Stock Acquisition Right”) shall be 100 shares of the common stock of the Company.

If the shares are split or consolidated after the allotment of the Stock Acquisition Rights, the number of shares granted under unexercised stock acquisition rights at the time of the stock-split or stock-consolidation shall be adjusted in accordance with the following formula. Any fraction of less than one (1) share resulting from the adjustment shall be disregarded.

Adjusted Number of Shares Granted	=	Number of Shares Granted before Adjustment	×	Ratio of Split or Consolidation

In addition to the above, after the allotment of the stock acquisition rights, in the event of a merger of the Company with another company, a company split, a capital reduction of the Company, or any similar event requiring an adjustment of the Number of Shares Granted under a Stock Acquisition Rights, the Company may appropriately adjust the Number of Shares Granted under a Stock Acquisition Rights to a reasonable extent.

(ii) Value of assets financed upon the exercise of the Stock Acquisition Rights, or the method for calculating such

The Exercise Price shall be 1 yen, multiplied by the Number of Shares Granted under a Stock Acquisition Rights.

(iii)~(viii) Same as Stock Option A Plan.

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591

Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, over 150 branches in Japan, and an international network in 30 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.